August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 973-802-8287

Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102
Attn: Arthur F. Ryan, Chief Executive Officer

> **Re:** **Prudential Financial, Inc.**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 1-16707**

Dear Mr. Ryan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 13

1. Please provide a footnote to the table which discloses the grant date fair value of each award made during the year. See Instruction to Item 402(k)(2)(iii)&(iv) of Regulation S-K.

2. Please reference the assumptions made in calculating the valuations using FAS 123R, as required by the Instruction to Item 402(k) to Regulation S-K.

Process for Determining Executive Compensation, page 14

3. In your discussion of the compensation consultant, please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Competitive Benchmarking, page 16

4. You state that you compare each executive's compensation in relation to the median and the 75th percentile of the comparator group, while taking into account various factors such as Prudential's size and performance within the peer group, the unique characteristics of the individual's position and retention considerations. While you discuss Prudential's performance, you do not discuss these other various factors. Also, on page 23, you state that named executive officers receive long-term incentives "based on an evaluation of their individual performance, market pay position and retention considerations." As to each named executive officer, to the extent the other various factors you mention materially affect the amount or type of compensation you paid, please discuss and disclose how these factors resulted in the compensation elements and amounts for the named executive officers.

Linking Compensation to Performance, page 16

5. We note that you have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you have not quantified the various ROE, AOI and EPS targets mentioned. Either disclose these targets or on a supplemental basis, provide us with a detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Annual Incentives, page 17

6. Please analyze the resultant annual compensation amounts of each of the named executive officers. For example, you mention individual contributions as being factor that determined compensation. Please explain this in more detail.

2006 Results and Compensation of Named Executive Officers, page 22

7. Please explain how each compensation element and your decisions regarding each element fit into the overall compensation decisions for the named executive officers and affect the Compensation Committee's decisions regarding the elements and their amounts.

Compensation of Named Executive Officers, page 24

8. Discuss the disparity among the various amounts you paid the named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel